RNS Transaction in Own Shares

TRANSACTION IN OWN SHARES

UNILEVER PLC

Released 18:02:24 10 November 2022

RNS Number : 0587G
Unilever PLC
10 November 2022

TRANSACTIONS IN OWN SECURITIES

10 November 2022

Unilever PLC (the "**Company**") announces today that it has purchased the following number of its ordinary shares on the London Stock Exchange from Morgan Stanley & Co. International plc ("**the Broker**"). The repurchased shares will be held in treasury.

Ordinary Shares

Date of purchases:	10 November 2022
Number of ordinary shares purchased:	82
Highest price paid per share:	GBp 4,069.5000
Lowest price paid per share:	GBp 4,047.5000
Volume weighted average price paid per share:	GBp 4,054.1829

Such purchases form part of the Company's existing share buy-back programme and were effected pursuant to the instructions issued to the Broker by the Company on 6 September 2022, as announced on that date.

Following the purchase of these shares, Unilever holds 93,649,944 of its ordinary shares in treasury and has 2,535,593,828 ordinary shares in issue (excluding treasury shares).

Aggregated information

Trading venue	Volume weighted average price (GBp)	Aggregated volume
LSE	4,062.0000	12
BATS	4,052.0000	28
Chi-X	4,055.5667	30
Turquoise	-	-
Aquis	4,048.0000	12

Media Enquires:
Please contact the Unilever Press Office at: Press-Office.London@Unilever.com

Transaction details

In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 as it applies in the UK (the Market Abuse Regulation), a full breakdown of the individual trades made by the Broker on behalf of the Company as part of the buy-back programme is detailed below:

Quantity bought	Price (GBp)	Trading Venue	Time
11	4,069.5000	CHIX	14:27:20
12	4,062.0000	XLON	15:31:04
12	4,048.0000	AQXE	16:20:07
13	4,047.5000	CHIX	16:20:16
6	4,047.5000	CHIX	16:20:16
28	4,052.0000	BATE	16:28:36

END

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